Exhibit 6.16

LOAN AGREEMENT

This loan agreement (the “Agreement”) is entered into as of this 28th day of September 2022 between StartEngine Primary LLC (“StartEngine”), a Delaware corporation located at 3900 W Alameda Ave, suite 1200, Burbank, CA 91505 and Robot Cache US Inc., a Delaware corporation (the “Company”), located at 4330 La Jolla Village Drive, Suite 200, San Diego, CA 92122.

WHEREAS: StartEngine and the Company entered into an Amended and Restated Posting Agreement dated August 23, 2022 (the “Posting Agreement”) for a capital raise (“Offering”); and

WHEREAS: the Company is using the escrow services of The Bryn Mawr Trust Company of Delaware;

IT IS HEREBY AGREED:

1.	Advances for advertising and promotion services. StartEngine or its affiliates may, at the direction of the Company, advance on behalf of the Company to the providers of advertising and marketing services (“Advertisers”) funds for the advertising and promotion of the Offering (each, an “Advance”) in an amount not to exceed, in the aggregate, $100,000. The Advance(s) that have been agreed upon are set forth on Schedule I hereto. Schedule I may be revised from time to time with the signature of both parties. The aggregate amount actually lent (the “Loan Amount”) shall bear interest at the rate of 0% per annum, provided that in no event shall the interest rate be less than the minimum rate of interest required in order to avoid the imputation of interest for federal income tax purposes.

2.	Repayment of Loan Amount. The Loan Amount plus any applicable interest shall be repaid to StartEngine or its affiliates in full at the time of the Company’s next disbursement unless otherwise specified and agreed to by StartEngine. Alternatively, upon providing notice to StartEngine, the Loan Amount may be prepaid by the Company in whole or in part at any time, plus accrued and unpaid interest. Any such prepayment shall be without premium or penalty. All payments under this Agreement shall be made without deduction or withholding for any applicable taxes, or will be grossed up by the Company for such amounts.

3.	Outstanding Advance. If payments made to StartEngine and its affiliates from Offering Proceeds under Section 2 hereof are insufficient to repay the Loan Amount, the Company shall repay in full any remaining amounts due (including accrued and unpaid interest) not later than 30 days following the date on which the Offering has closed.

4.	Advancing Funds. StartEngine will make Advances to the Advertisers within 30 days after receiving instructions from the Company to do so. All amounts advanced will become part of the Loan Amount regardless of whether they are actually utilized by the Advertisers. It remains the responsibility of the Company to seek any necessary reimbursements from, and to manage any service issues with, the Advertisers.

5.	Default.

a.	Company Default. StartEngine may declare all Advances immediately due and payable, by a notice in writing to the Company if any of the following events shall occur:

i.	The Company does not repay the Loan Amount as set forth in Sections 2 and 3, as applicable; or

ii.	The Company fails to observe or perform any other covenant, obligation, condition or agreement contained herein or under the Posting Agreement and the failure continues for 10 days; or

iii.	Any disclosure in the offering statement filed by the Company with, and qualified by, the Securities and Exchange Commission, or marketing materials prepared or distributed by the Company, is or becomes materially misleading; or

iv.	The Company institutes proceedings to be adjudicated as bankrupt or insolvent or it consents to institution of bankruptcy or insolvency proceedings against it under the United States Bankruptcy Code or any other applicable federal or state law, or it consents to, or acquiesces in, the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee, or other similar official, of the Company, or of any substantial part of its property, or it makes an assignment for the benefit of creditors, or it admits in writing its inability to pay its debts generally as they become due; or

v.	Within 60 days after the commencement of proceedings against the Company seeking any bankruptcy, insolvency, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action has not been dismissed, or all orders or proceedings thereunder affecting the operations or the business of the Company stayed, or the stay of any such order or proceedings is thereafter set aside, or, within 60 days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment has not been vacated.

b.	StartEngine Default. Any breach by StartEngine of the Posting Agreement will be deemed a breach of this Agreement.

6.	Miscellaneous.

a.	Waiver and Amendment. Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and StartEngine.

b.	Restrictions on Transfer; Assignment. The Company may not transfer or assign its interest in all or any part of this Agreement without the prior approval of StartEngine and, if such approval is granted and such interest is assigned, StartEngine shall keep a register for the recordation of the name(s) and address(es) of any assignee(s), and the amount of any interest assigned.

c.	Fees and Expenses. All expenses incurred in connection with this Agreement, including attorneys’ fees, shall be paid by the parties incurring such expenses. Notwithstanding the foregoing, the Company shall indemnify StartEngine for any stamp, transfer or similar taxes with respect to this Agreement (including its assignment).

d.	Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles that would result in the application of any substantive law other than the law of the State of New York. Each party hereto consents to exclusive jurisdiction and venue in Manhattan, New York, if in state court, and in the United States District Court for the State of New York, if in United States federal court, for any suit or proceeding relating to, arising out of or arising under this Agreement; such courts shall have the sole and exclusive in personam jurisdiction, subject matter jurisdiction and other jurisdiction in connection with such suit or proceeding, and venue shall be appropriate for all purposes in such courts.

e.	Notices. Any notice required or permitted hereunder shall be given in writing and may be given by mail, personal delivery or delivery by courier, or sent by confirmed facsimile transmission or electronic mail transmission, addressed as set forth below to the Company or StartEngine, as applicable, or at such other address as the Company or StartEngine may designate upon 10 business days’ advance written notice to the other party hereto.

i. If to the Company:	Robot Cache US Inc.
Address: 4330 La Jolla Village Drive, Suite 200 San Diego, Ca. 92122
Attention: Lee Jacobson
Email: lee@robotcache.com
Phone Number: 800-252-4001

ii. If to StartEngine:	StartEngine Primary LLC
Address: 3900 W Alameda Ave. Suite 1200 Burbank, CA
Attention: Parker Costin
Email: parker@startengine.com
Phone Number: 1 (800) 317-2200

f.	Severability. If one or more provisions of this Agreement are held unenforceable under applicable law, each such provision shall be excluded from this Agreement, and the balance of this Agreement shall be interpreted as if the provision were so excluded and this Agreement, as so modified, shall be enforceable in accordance with its terms.

g.	Heading; References. All headings used herein are used for convenience only and shall not be used to construe or interpret this Agreement. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.

h.	Entire Agreement. This Agreement represents the entire agreement between the parties hereto with respect to this Agreement and its terms and conditions.

i.	Counterparts. This Agreement may be executed in counterparts, all of which together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

j.	Defined Terms. Capitalized terms used but not defined in this Agreement shall have the meanings assigned to them in the Posting Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

ROBOT CACHE US INC.

By:
Name:	Lee Jacobson
Title:	Chief Executive Officer

STARTENGINE PRIMARY LLC

By:
Name:	Parker Costin
Title:	VP, Client Marketing

Schedule I

List of Advances

StartEngine and the Company agree to the following Advances:

Amount Lent:	Amount Raised in the Offering (Total):
$20,000	$0
$30,000	$50,000
$50,000	$100,000
Total Amount Lent: $100,000	Total Amount Raised: $100,000

StartEngine will initially lend the Company $20,000 to secure marketing placements before the Offering commences. If the Company has not raised $20,000 in the Offering after the Offering has closed on StartEngine, StartEngine will forgive repayment of the loan. After, if at all, the amount raised in the Offering exceeds $20,000, the Company will be obligated to repay StartEngine the amount initially lent.

StartEngine will adhere to the terms of the loan in accordance with the table above.

After the Company raises a total of $50,000 in the Offering, StartEngine will lend the Company an additional $30,000.

After the Company raises a total of $100,000 in the Offering, StartEngine will lend the Company an additional $50,000.

The Company will repay StartEngine any and all loans as per the Loan Agreement, provided that the Company has raised, in the Offering, an aggregate amount greater than or equal to the total amount lent to the Company as specified in the table above.

IN WITNESS WHEREOF, the parties have executed this Schedule as of September 28, 2022.

ROBOT CACHE US INC.

By:
Name:	Lee Jacobson
Title:	Chief Executive Officer

STARTENGINE PRIMARY LLC

By:
Name:	Parker Costin
Title:	VP, Client Marketing

HELLOSIGN

Audit Trail

TITLE	StartEngine Loan Agreement - Updated
FILE NAME	robot_cache_-_sta...__3_ (1) (1).docx
DOCUMENT ID	77a79a83c07f5f7970db64224f7f3c534d7e3a4f
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History

SENT	**09 / 28 / 2022** 18:57:21 UTC	Sent for signature to Lee Jacobson (lee@robotcache.com) from parker@startengine.com IP: 107.184.2.95
VIEWED	**09 / 28 / 2022** 19:03:38 UTC	Viewed by Lee Jacobson (lee@robotcache.com) IP: 99.129.201.227
SIGNED	**09 / 28 / 2022** 19:03:56 UTC	Signed by Lee Jacobson (lee@robotcache.com) IP: 99.129.201.227
COMPLETED	**09 / 28 / 2022** 19:03:56 UTC	The document has been completed.

Powered by HELLOSIGN